                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

           Information to be included in Statements filed pursuant to
                   Rules 13d-1 (b), (c) and (d) and Amendments
                     thereto filed pursuant to Rule 13d-2(b)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             MDI ENTERTAINMENT, INC.

                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    552685109

                                 (CUSIP Number)

                                  May 31, 2000
             (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                /X/ Rule 13d-1(b)
                                / / Rule 13d-1(c)
                                / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,203,553 shares, which constitutes approximately 9.7% of the 12,365,859 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 12,365,859 shares outstanding.
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                                  SCHEDULE 13G


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CUSIP No. 552685109                                            Page 2 of 6 Pages
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1    NAME OF REPORTING PERSONS

         VENTURE PARTNERS CAPITAL, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/___/
                                                                (b)/ X /

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

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    NUMBER           5    SOLE VOTING POWER                1,203,553
    OF
    SHARES           -----------------------------------------------------------
    BENEFICIALLY     6    SHARED VOTING POWER                 -0-
    OWNED
    BY               -----------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER           1,203,553
    REPORTING
    PERSON           -----------------------------------------------------------
    WITH             8    SHARED DISPOSITIVE POWER            -0-

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

         1,203,553

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                       /___/
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     9.7%

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12   TYPE OF REPORTING PERSON*

     OO

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                                                                    SCHEDULE 13G

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CUSIP No. 552685109                                            Page 3 of 6 Pages
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Item 1(a).    Name of Issuer:
              MDI ENTERTAINMENT, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              201 Ann Street, Suite 210
              Hartford, CT 06103

Item 2(a).    Name of Person Filing:
              See Item 1 of Page 2

Item 2(b).    Address of Principal Business Office or, if none, Residence:
              P.O. Drawer 9, Kensington, CT 06037

Item 2(c).    Citizenship:
              See Item 4 of Page 2

Item 2(d).    Title of Class of Securities:
              Common Stock

Item 2(e).    CUSIP Number:
              552685109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

              (a) [X] Broker or dealer registered under Section 15 of the Act,
              (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
              (d) [ ] Investment Company registered under Section 8 of the
                      Investment Company Act,
              (e) [ ] Investment Adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E),
              (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
                      Rule 13d-1(b)(1)(ii)(F),
              (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
              (h) [ ] Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,
              (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                      Investment Company Act,
              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
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                                                                    SCHEDULE 13G

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CUSIP No. 552685109                                            Page 4 of 6 Pages
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Item 4.       Ownership

              (a) Amount Beneficially Owned:
                      See Item 9 of Page 2
              (b) Percent of Class: See Item 11 of Page 2
              (c) Number of  shares as to which  such  person  has:
                     (i) Sole power to vote or to direct the vote - See Item 5
                         of Page 2
                     (ii) Shared power to vote or to direct the vote - See Item
                          6 of Page 2
                     (iii) Sole power to dispose or to direct the disposition of
                           - See Item 7 of Page 2
                     (iv) Shared power to dispose or to direct the disposition
                          of - See Item 8 of Page 2

              Reporting Person

              Venture Partners Capital, LLC ("VPC")

              VPC holds warrants to acquire 807,105, 216,875, and 179,573 shares of common stock of the issuer. As a result of the acquisition of the warrants, the aggregate number of shares of the stock that VPC owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,203,553, which constitutes approximately
              9.7% of the outstanding shares of the common stock.

Item 5.       Ownership of Five Percent or Less of a Class:
              Not Applicable to Reporting Person
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                                                                    SCHEDULE 13G

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CUSIP No. 552685109                                            Page 5 of 6 Pages
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Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
              Not Applicable to Reporting Person

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
              Not applicable to Reporting Person

Item 8.       Identification and Classification of Members of the Group:
              Not applicable to Reporting Person

Item 9.       Notice of Dissolution of a Group:
              Not applicable to Reporting Person

Item 10.      Certification:
              Not applicable to Reporting Person.
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                                                                    SCHEDULE 13G

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CUSIP No. 552685109                                            Page 6 of 6 Pages
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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       By: VENTURE PARTNERS CAPITAL, LLC

                                       /s/  Samuel Occhipinti

                                       -----------------------------------------
                                            Samuel Occhipinti
                                            President